SMITH, ANDERSON, BLOUNT,

DORSETT, MITCHELL, & JERNIGAN, L.L.P.

LAWYERS

OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601	March 18, 2019	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611

TELEPHONE: (919) 821-1220

FACSIMILE: (919) 821-6800

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Precision BioSciences, Inc.
Registration Statement on Form S-1
Filed on March 1, 2019
File No. 333-230034

Dear Mr. Gabor:

On behalf of Precision BioSciences, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 15, 2019 relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In this letter, we have recited the comment from the Staff in bold type and have followed the comment with the Company’s response.

In addition, the Company is hereby filing an amendment to the Registration Statement (“Amendment No. 2”), which has been revised to reflect the Company’s response to the comment from the Staff and certain other changes that are intended to update, clarify and render complete the information contained in the Registration Statement. For the Staff’s convenience, we are also providing, by hand delivery, copies of this letter and marked copies of Amendment No. 2 reflecting changes from the previously filed Registration Statement.

Capitalization, page 85

1.

We acknowledge your March 13, 2019 response to comment 1 of our March 6, 2019 letter and your election to account for your 2019 Notes under the fair value option. Please tell us why the fair value of your 2019 Notes is $39.6 million upon the pro forma completion of your offering when at least $46.6 million worth of your common stock will be issued to settle these notes.

Response: The Company respectfully acknowledges the Staff’s observation and agrees that the fair value of the 2019 Notes upon the pro forma completion of the proposed offering is approximately $46.8 million, including accrued interest, based on conversion of the 2019 Notes at 85% of the initial public offering price per share. In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 85, and 86 of Amendment No. 2.

* * * * *

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 18, 2019

If we can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me at (919) 821-6619 or Nathan Ajiashvili at (212) 906-2916.

Sincerely yours,

SMITH, ANDERSON, BLOUNT, DORSETT,

          MITCHELL & JERNIGAN, L.L.P.

By: /s/ Heyward D. Armstrong

       Heyward D. Armstrong

Enclosures

cc:	Matthew Kane, Precision BioSciences, Inc.

Abid Ansari, Precision BioSciences, Inc.

Michael P. Saber, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Amy M. Batten, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Darren DeStefano, Cooley LLP